Exhibit 99.2

News Release

December 15, 2025

TELUS receives approval for normal course issuer bid

Vancouver, B.C. – TELUS Corporation (TELUS) (TSX: T, NYSE: TU) has received approval from the Toronto Stock Exchange (the TSX) for a new normal course issuer bid (the 2025 NCIB) to purchase and cancel, when and if considered advisable, up to C$500 million in shares over the 12 months commencing on December 17, 2025.

The 2025 NCIB will permit the purchase of up to 28 million TELUS shares (approximately 1.81 per cent of its outstanding shares as at December 10, 2025) for an aggregate purchase price of up to C$500 million from December 17, 2025 to December 16, 2026 through the facilities of the TSX, the New York Stock Exchange (the NYSE) and alternative Canadian trading systems or as otherwise permitted by applicable securities laws. The maximum number of shares that can be purchased during the same trading day on the TSX is 1,130,071 shares (being 25 per cent of the average daily trading volume for the six months ended November 30, 2025, which was equal to 4,520,286 shares), subject to certain exceptions for block purchases. As of December 10, 2025, TELUS had 1,550,956,136 shares issued and outstanding. All shares purchased under the NCIB will be cancelled.

The Company has not purchased any of its shares in the past 12 months.

Shares purchased through the facilities of the TSX, NYSE or alternative Canadian trading systems will be purchased at market price. TELUS may also purchase shares privately pursuant to exemption orders from applicable securities regulatory authorities, and such purchases will generally be at a discount to the prevailing market price.

TELUS may enter into automatic share purchase plans (ASPP) with a broker to permit TELUS to purchase shares under its 2025 NCIB during internal blackout periods. Such purchases would be at the discretion of the broker based on prearranged parameters. Subject to TSX approval, the ASPP may be implemented from time to time during the course of the 2025 NCIB thereafter.

TELUS' Board of Directors believes that any purchases made under the 2025 NCIB will be in the best interest of TELUS and that such purchases will constitute an attractive investment opportunity that should enhance the value of the remaining shares.

Forward-Looking Statements

This news release contains forward-looking information and statements about future events and plans at TELUS. Forward-looking information includes any statements that do not refer to historical facts. The use of any of the words "anticipate", "can", "could", "may", "should", "will", "would" and similar expressions, (including negatives thereof) are intended to identify forward-looking statements. In particular, this news release includes, without limitation, forward-looking statements pertaining to the creation of and the anticipated benefits of the 2025 NCIB; the potential implementation of an ASPP with a broker; and the number of shares, if any, that will be ultimately acquired by TELUS under its 2025 NCIB.

By their nature, forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, the competitive environment, economic performance in Canada, TELUS' earnings and free cash flow and TELUS’ levels of capital, all of which may affect the TELUS' ability or decision to purchase shares under its 2025 NCIB and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

The risks and the assumptions underlying the forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in TELUS' 2024 annual MD&A, as supplemented by Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in TELUS' interim management’s discussion & analysis for the third quarter ended September 30, 2025 and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at www.sedarplus.ca) and in the United States (on EDGAR at www.sec.gov). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS or of the assumptions of TELUS.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this news release describe TELUS' expectations, and are based on their respective assumptions, as at the date of this news release and are subject to change after this date. TELUS disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this news release.

About TELUS

TELUS is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future- focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com